UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation

(Name of Subject Company)

EDAC Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Glenn L. Purple

Vice President, Finance, Chief Financial Officer and Secretary

EDAC Technologies Corporation

5 McKee Place

Cheshire, CT 06410

(860) 677-2603

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.

Matthew J. Guanci, Jr.

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2013, and amended on March 29, 2013, April 8, 2013 and April 24, 2013 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), relating to the tender offer by GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability Company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on March 26, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.0025 par value per share, of the Company (the “Shares”) at a price of $17.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as described below.

Item 2.	Identity and Background of the Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 2:

“The Offer and withdrawal rights expired at 5 p.m., New York City time, on May 6, 2013. The Depositary has advised us that 4,079,188 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually tendered), representing approximately 77% of the outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser intends to exercise its Top-Up Option, pursuant to which the Company shall issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Wisconsin Law. For a further discussion of the Top-Up Option, see “Item 8. Additional Information – Top Up Option”.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by the Company in treasury, Parent or Purchaser immediately prior to the effective time of the Merger, or any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Wisconsin law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist. In addition, upon completion of the Merger, the common stock of the company will cease to be traded on Nasdaq.

On May 7, 2013, Greenbriar Equity Group LLC issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(M) and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description

(a)(5)(M)	Press Release issued by Greenbriar Equity Group LLC, dated May 7, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

EDAC Technologies Corporation

By:	/s/ Glenn L. Purple
Name:	Glenn L. Purple
Title:	Vice President, Finance, Chief Financial Officer and Secretary

Dated: May 7, 2013